Exhibit 99.1

Inspira™ Technologies Reports Full Year 2023 Financial Results

FDA Submission for approval of INSPIRA™ ART100

95% Accuracy Results for HYLA™ Blood Sensor Compared to Standard Blood Gas Analyzers

Granted U.S. Patent for INSPIRA™ ART Medical Device

Ra’anana, Israel, March 25, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a breakthrough medical technology company, today announced its financial results for the year ended December 31, 2023.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, commented, “In 2023, we achieved significant progress in diversifying our business development to ensure continuous growth, reaching very important milestones that we believe will drive our next generation innovations and market launch of our products in the near future. It’s an exciting time with the U.S. Food and Drug Administration (FDA) submission of our blood oxygenation device, the INSPIRA™ ART100, and with our plans to submit the HYLA™ blood sensor for FDA clearance later this year. With our ground-breaking technologies and products, we are not just looking at the horizon but actively shaping it, leveraging our proprietary technologies to make a meaningful impact.”

“The advancing technology and development of the INSPIRA™ ART Gen 2 is progressing rapidly, and we eagerly anticipate the approval of additional patents related to the device. Our orbiting blood oxygenation technology (VORTX™), currently under development, is delivering unprecedented results, breaking through a significant technological barrier relating to eliminating pressure gradients, which plays a dominant role in damaging red blood cells. The HYLA™ blood sensor is achieving even greater accuracy, and we plan to submit it for FDA clearance later this year. The considerable interest in our systems and developments has led to the Company signing pre-conditional summary distribution agreements totaling up to $546 million, subject to the completion of product development and regulatory approvals and authorizing authorities, with expectations for more agreements to follow.”

“From a business strategy perspective, we are currently focused on working with potential strategic partners, exploring avenues to harness the strengths of large corporations alongside our Company’s development and innovation capabilities.”

Full Year 2023 Financial results

Total Operating Expenses

Total operating expenses decreased to US$12,133,000 in of the year ended December 31, 2023, from US$14,893,000 in the same period of 2022. The decrease was mainly attributable to a decline in share-based compensation.

●	Research and development (R&D) expenses decreased to US$7,320,000 for the year ended December 31, 2023, from US$8,183,000 in the same period of 2022. The decrease was primarily attributed to share-based compensation expenses.

●	General and administrative (G&A) expenses decreased to US$4,063,000 for the year ended December 31, 2023, from US$5,375,000 in the same period of 2022. The decrease was primarily attributed to share-based compensation expenses and a decrease in director and officer (D&O) insurance costs.

●	Sales and marketing (S&M) expenses decreased to US$746,000 for the year ended December 31, 2023, from US$1,328,000 in the same period of 2022. The decrease was primarily attributed to share-based compensation expenses

Net Loss

Net loss attributable to common stock shareholders was US$11,286,000 in 2023, compared with US$14,976,000 in 2022.

Balance Sheet

As of December 31, 2023, the Company had cash and cash equivalents of US$7,361,000 compared to US$13,903,000 as of December 31, 2022.

As of December 31, 2023, financial liabilities at fair value totaled US$1,470,000 compared to US$26,000. The financial liabilities represent the fair value of the Company’s equity liabilities.

Recent Business Developments

On December 26, 2023, the Company announced a significant advancement in its HYLA™ blood sensor technology by achieving 95% accuracy compared to standard blood gas analyzers, bringing continuous and real-time blood monitoring capabilities compared to traditional blood gas analyzer systems used in hospitals today.

On November 6, 2023, the Company announced the approval of a grant from the Israeli Innovation Authority (IIA) for the groundbreaking VORTX™ Disposable Blood Oxygenation Technology, being engineered to oxygenate blood and remove carbon dioxide, mitigating common fiber-membrane complications, such as device failure, coagulation and hemolysis.

On October 25, 2023, the Company announced the grant of an additional patent by the U.S. Patent and Trademark Office for its respiratory medical device, the INSPIRA™ ART. The newly granted patent relates to a novel automated self-priming module designed for the INSPIRA ART device.

On September 13, 2023, the Company announced it had submitted its INSPIRA ART 100, a cardio-pulmonary bypass device, to the U.S. Food and Drug Administration (FDA) via the 510(k) pathway, with potential clearance expected during the first half of 2024 with an expected approval timeline of approximately six months, which is expected in the first half of 2024.

On August 29, 2023, the Company signed a strategic agreement with Innovimed SpA. z o.o for planned clinical trials (clinical pilot studies) of the INSPIRA™ ART medical devices. As of today, the company has signed distribution agreements in Europe, North America, South America, Israel, and the Gulf states, potentially generating over $546 million in revenues for the Company for a period of up to seven years and subject to completion of product development and regulatory approval.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits of its various products, its expected regulatory submissions and the timing of expected regulatory approvals, the potential value of its distribution agreements, subject to completion of product development and regulatory approval, and its potential work with strategic partners. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-095

Copyright © 2018-2024 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

STATEMENTS OF BALANCE SHEETS

(US dollars in thousands)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	5,041	6,783
Cash deposits	2,320	7,120
Other accounts receivable	432	589
Total current assets	7,793	14,492

Non-Current Assets:
Right of use assets, net	1,011	1,263
Property, plant and equipment, net	506	411
Total non-current assets	1,517	1,674
Total Assets	9,310	16,166

	December 31,	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	198	152
Other accounts payable	1,026	1,216
Lease liabilities	290	268
Financial Liabilities at Fair Value	1,470	26
Total current liabilities	2,984	1,662

Non-Current Liabilities:
Lease liabilities	588	873
Total non- current liabilities	588	873

Shareholders’ Equity:
Share capital and additional paid in capital	61,259	57,866
Accumulated deficit	(55,521)	(44,235)
Total equity	5,738	13,631
Total Liabilities and Shareholders’ Equity	9,310	16,166

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands)

	Year ended December 31, 2023	Year ended December 31, 2022
Research and development expenses	7,320	8,183
Sales and marketing expenses	746	1,328
General and administrative expenses	4,063	5,375
Other expenses (income)	4	7
Operating loss	12,133	14,893
Interest Income from deposits	(318)	(192)
Finance expenses(income), net	(529)	275
Loss before tax	11,286	14,976
Taxes on income	-	-
Total comprehensive loss for the period	11,286	14,976

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year Ended December 31, 2023:

	Number of shares	Share capital and additional paid in capital	Accumulated deficit	Total
Balance on January 01, 2023	11,338,940	57,866	(44,235)	13,631
Changes during the period:
Issuance of shares and private warrants, net	3,031,250	1,806	-	1,806
Issuance of Placement agent warrants	-	131	-	131
Issuance of shares (pursuant to At-The-Market (“ATM”) facility)	17,566	26	-	26
Exercise of share-based payments	37,972	3	-	3
Restricted share unit (“RSU”) vesting	1,226,448	-	-	-
Share-based compensation	-	1,427	-	1,427
Comprehensive and net loss	-	-	(11,286)	(11,286)
Balance on December 31, 2023	15,652,176	61,259	(55,521)	5,738